CASI PHARMACEUTICALS, INC.

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road, Chaoyang District, Beijing, 100025

People’s Republic of China

May 30, 2024

VIA EDGAR

Mr. Daniel Crawford

Mr. Jason Drory

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CASI Pharmaceuticals, Inc.

Form 20-F for the Fiscal Year December 31, 2023 (the “2023 Annual Report”)

File No. 001-41666

Dear Mr. Crawford and Mr. Drory:

We refer to the letter dated May 22, 2024 from the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) regarding certain comments on the 2023 Annual Report of CASI Pharmaceuticals, Inc. (the “Company” or “we”) filed with the Securities and Exchange Commission on March 28, 2024. Set forth below are our responses to the Staff’s comments. For your convenience, we have also restated the Staff’s comments below in bold.

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Form 20-F for the Fiscal Year Ended December 31, 2023

Introduction, page 4

1. We note that you have excluded Hong Kong and Macau from your definition of "China," yet it appears that you have a Hong Kong subsidiary. In future filings, please revise to clarify that the “legal and operational” risks associated with operating in China also apply to operations in Hong Kong/Macau. This disclosure could appear in the definition itself or in an appropriate discussion of legal and operational risks.

The Company respectfully submits that it does not have any operations in Macau, and its Hong Kong subsidiary was established for the purpose of exploring future business opportunities in Hong Kong and currently has no meaningful operations. In the event the Company’s business operations expand into Hong Kong or Macau, the Company will incorporate disclosure below, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed, into its future filings:

“All the operational risks associated with being based in and having operations in the PRC also apply to our operations in [Hong Kong/Macau]. With respect to the legal risks associated with being based in and having operations in the PRC, the laws, regulations and the discretion of the governmental authorities in the Chinese mainland discussed in this annual report are expected to apply to entities and businesses in the Chinese mainland, rather than entities or businesses in [Hong Kong/Macau] which operate under a different set of laws from the Chinese mainland.”

Part I

Item 3. Key Information, page 7

2. In future filings, at the onset of this section, please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries. In addition, please provide early in this section a diagram of the company’s corporate structure.

The Company respectfully submits that it will in its future filings, at the onset of this section, disclose prominently that the Company is not a Chinese operation company but a Cayman Islands holding company with operations conducted by its subsidiaries, and provide a diagram of the Company’s corporate structure.

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Please contact Rui Zhang, at 617-945-6381 or ruiz@casipharmaceuticals.com if you have any questions. Thank you very much.

Sincerely,

CASI Pharmaceuticals, Inc.

By:	/s/ Wei-Wu He

Name:	Wei-Wu He

Title:	CEO & Chairman of the Board of Directors